Michael E. Ditto Vice President and General Counsel

October 18, 2006

VIA EDGAR

Securities and Exchange Commission

Jeffrey Riedler, Esq., Assistant Director

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Republic Companies Group, Inc.
Proxy Statement on Schedule 14A filed September 14, 2006
(SEC File No. 0-51455)

Dear Mr. Riedler:

In connection with our response to the legal comments received from the staff of the Securities and Exchange Commission to the above-referenced Proxy Statement, Republic Companies Group, Inc., a Delaware corporation (the “Company”), hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (972) 788-6100.

Very truly yours,

/s/ Michael E. Ditto

Michael E. Ditto

Vice President, General Counsel and Secretary

cc: Zafar Hasan, Esq., Securities and Exchange Commission

5525 LBJ Freeway            .            Dallas, Texas 75240-6241            .            www.RepublicGroup.com             .            “Insuring the Future Since 1903” SM